SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)

OPTi, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

683960108
(CUSIP Number)

Salvatore Muoio S. Muoio & Co. LLC SM Investors II, L.P. SM L/S, L.P. c/o 509 Madison Avenue, Suite 406 New York, NY 10022 (212) 297-2555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Muoio & Co. LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Salvatore Muoio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,290,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,290,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM Investors II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,309,846

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,309,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,846

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	683960108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SM L/S, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

902,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

902,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

902,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.75%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108

Item 1. Security and Issuer.

The name of the issuer is OPTi, Inc., a California corporation (the "Issuer"). The address of the Issuer's offices is 3430 W. Bayshore Road, Suite 103, Palo Alto, California 94303. This Amendment 10 to Schedule 13D relates to the Issuer's Common Stock, no par value per share (the "Shares").

Item 2. Identity and Background.

(a-c, f) This Amendment 10 to Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC"), (ii) Salvatore Muoio, a United States citizen, (iii) SM Investors II, L.P., a Delaware limited partnership ("Investors II") and (iv) SM L/S, L.P., a Delaware limited partnership ("L/S") (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.  Investors II and L/S are two such funds for which SMC serves as general partner.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 3,290,105 Shares held by such entities.

Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 3,290,105 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

Investors II, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 1,309,846 Shares.

L/S, a private investment fund structured as a Delaware limited partnership for which SMC serves as general partner, may be deemed to beneficially own 902,947 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have engaged in, and plan to continue to engage in, discussions with management and/or representatives of the board of directors of the Issuer concerning its direction and financial and strategic alternatives including the appointment of representatives of the Reporting Persons to the Issuer's board of directors, the timing and characterization of distributions of cash to shareholders and the potential orderly liquidation of the Issuer. Depending upon the outcome of their discussions with the Issuer, the Reporting Persons reserve the right to formulate a plan or proposal with respect to the Issuer, including a plan or proposal that could result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons sent a letter dated May 13, 2011 (a copy of which was previously filed as Exhibit C to Amendment No. 8 to this Schedule 13D) to the Issuer to indicate their view that the Issuer's proxy statement dated April 25, 2011 relating to the Issuer's annual meeting of shareholders held on May 23, 2011 (the "Annual Meeting") contained certain inaccuracies, and that a representative of the Reporting Persons intended to attend the meeting in person and vote thereat as described in the letter.  The Issuer sent a letter dated May 16, 2011 (a copy of which was previously filed as Exhibit D to Amendment No. 8 to this Schedule 13D) in response to the Reporting Persons' letter (the "Issuer Letter").  On May 18, 2011, the Reporting Persons sent a further letter (a copy of which was previously filed as Exhibit E to Amendment No. 8 to this Schedule 13D) to respond to the Issuer Letter to clarify certain points concerning the Reporting Persons' intentions as regards the Issuer's Annual Meeting.  The Issuer sent a letter dated May 19, 2011 (a copy of which was previously filed by the Issuer on May 20, 2011 as Exhibit 99.1 to a Form 8-K report) in response to that letter.

A representative of the Reporting Persons (the "Proxy Holder") attended the Annual Meeting as proxy for the Reporting Persons.  Pursuant to Section 708 of the California Corporations Code and Section 2.8 of the Issuer's by-laws, the Proxy Holder nominated Mr. Robert Edelman for election to the Issuer's Board of Directors at the meeting, gave notice of his intention to cumulate votes in the election of directors at the meeting, demanded that voting for election of directors at the meeting be conducted by written ballot and voted all of the Reporting Persons' shares, cumulatively, for Mr. Edelman.  The Reporting Persons believe that the number of votes cast for the election of Mr. Edelman exceeded the number of votes cast for the election of any other candidate and that the Issuer improperly denied the Proxy Holder the right to so nominate, and vote cumulatively for, Mr. Edelman.

On May 27, 2011 the Issuer filed a Form 8-K report setting forth the results of the election held at the meeting.  The Reporting Persons believe that the Issuer improperly failed to recognize the nomination and election of Mr. Edelman.

On June 9, 2011, SMC filed a Complaint to Determine Validity of Election of Corporate Directors and for Ancillary Injunctive Relief (the "Complaint") with the Superior Court of the State of California for the County of Santa Clara.  SMC filed the Complaint to obtain a judicial determination that Mr. Edelman was duly elected and related relief.  A copy of the Complaint is attached hereto as Exhibit C and incorporated herein by reference.

Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

Other than as set forth above, the Reporting Persons have not at this time elected to pursue any particular course of action or have any other plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")
(a-e)  As of the date hereof, SMC may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio
(a-e)  As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 3,290,105 Shares or 28.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,290,105 Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,290,105 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors II, L.P. ("Investors II")
(a-e)  As of the date hereof, Investors II may be deemed to be the beneficial owner of 1,309,846 Shares or 11.25% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

Investors II has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,309,846 Shares to which this filing relates.

Investors II has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,309,846 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Investors II are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  Investors II may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM L/S, L.P. ("L/S")
(a-e)  As of the date hereof, L/S may be deemed to be the beneficial owner of 902,947 Shares or 7.75% of the Shares of the Issuer, based upon the 11,645,903 Shares outstanding as of January 31, 2011, according to the Issuer's most recent Form 10-Q.

L/S has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 902,947 Shares to which this filing relates.

L/S has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 902,947 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by L/S are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes.  L/S may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.  However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

Item 7. Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
B.  Schedule of Transactions of the Issuer
C. Complaint to Determine Validity of Election of Corporate Directors and for Ancillary Orders and Injunctive Relief.  (Case Number: 111CV202710)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2011
(Date)

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 10 to Schedule 13D dated June 10, 2011 relating to the Common Stock, no par value per share of OPTi, Inc. shall be filed on behalf of the undersigned.

S. Muoio & Co. LLC

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM Investors II, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

SM L/S, L.P.
By: S. Muoio & Co. LLC, its general partner

By:	/s/ Salvatore Muoio
Name:	Salvatore Muoio
Title:	Managing Member

/s/	Salvatore Muoio
Salvatore Muoio

June 10, 2011

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY S. MUOIO & CO. LLC

Date of Transaction	Number Purchased/ (Sold)	Price ($)

04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SALVATORE MUOIO

Date of Transaction	Number Purchased/ (Sold)	Price ($)

04/06/2011	1,000	$2.01
04/07/2011	4,500	$2.00
04/12/2011	3,000	$1.96

TRANSACTIONS BY SM INVESTORS II, L.P.

Date of Transaction	Number Purchased/ (Sold)	Price ($)

04/06/2011	730	$2.01
04/07/2011	3,285	$2.00
04/12/2011	2,190	$1.96

Exhibit C

ALLEN MATKINS LECK GAMBLE
   MALLORY & NATSIS LLP
HENRY LERNER (BAR NO. 077166)
KEITH PAUL BISHOP (BAR NO. 100309)
BRYAN L. HAWKINS (BAR NO. 238346)
Three Embarcadero Center, 12th Floor
San Francisco, CA  94111-4074
Phone:  (415) 837-1515
Fax:  (415) 837-1516
E-Mail:   hlerner@allenmatkins.com
                kbishop@allenmatkins.com
               bhawkins@allenmatkins.com

Attorneys for Plaintiff
S. MUOIO & CO. LLC, a Delaware
limited liability company

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF SANTA CLARA

S. MUOIO & CO. LLC, a Delaware limited liability company,

Plaintiff,

vs.

BERNARD T. MARREN, an individual; KAPIL K. NANDA, an individual; WILLIAM H. WELLING, an individual; STEPHEN F. DIAMOND, an individual; and OPTi, Inc., a California corporation,

Defendants.

Case No. __________________________ UNLIMITED JURISDICTION COMPLAINT TO DETERMINE VALIDITY OF ELECTION OF CORPORATE DIRECTORS AND FOR ANCILLARY ORDERS AND INJUNCTIVE RELIEF [Cal. Corps. Code § 709]

Plaintiff S. MUOIO & CO. LLC ("Plaintiff" or "SMC") alleges as follows:

INTRODUCTION

1.           This proceeding is brought under Section 709 of the California Corporations Code to obtain an expedited hearing on and determination of the validity of an election of corporate directors of defendant OPTi, Inc. ("OPTi") held at OPTi's Annual Meeting of Shareholders ("Annual Meeting") on May 23, 2011, to declare the election of those persons properly elected as directors at the Annual Meeting, and for related relief to rectify the unlawful usurpation of corporate power by OPTi management described below.

PARTIES

2.           Plaintiff SMC is and at all times mentioned herein was a limited liability company organized under the laws of the State of Delaware.  SMC is, and at all relevant times was, a beneficial owner of shares of OPTi common stock.  SMC is, and at all relevant times has been, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts which are beneficial owners of OPTi common stock, including SM Investors, L.P., SM Investors II, L.P., SM L/S L.P., GAMCO Investors Inc., and S. Muoio & Co. LLC Profit Sharing Plan.  As the general partner and/or investment manager of these entities, SMC may be deemed to beneficially own the 3,290,105 shares of OPTi common stock held by those entities.  As such, SMC at all relevant times has had the shared power to vote or direct the vote of more than 28% of OPTi's outstanding shares of common stock at the Annual Meeting.  This voting power at all relevant times was, and is, sufficient under California's statutory cumulative voting procedures to nominate and elect at least one person to OPTi's four-member board of directors at the Annual Meeting without the votes of any other shareholder.  Plaintiff SMC is entitled to bring this action under Section 709(a) as a person who was denied the right to vote in the election of directors at the Annual Meeting.

3.           Defendant OPTi is, and at all relevant times was, a corporation organized and existing under the laws of the State of California, and having its principal office at Palo Alto, California, within the County of Santa Clara.  The Annual Meeting and election of directors that is the subject of this action was held at OPTi's principal office.  Under Section 709(a), the Santa Clara County Superior Court is authorized to try and determine the validity of the election of directors held in Santa Clara County.

4.           Defendant BERNARD T. MARREN ("Marren") is and at all relevant times was an individual residing, on information and belief, in the County of Santa Clara.  Defendant Marren is, and, on information and belief, at all times from 1996 to the Annual Meeting was, the President, Chief Executive Officer, and Chairman of the Board of OPTi.  As of the record date for the

Annual Meeting, defendant Marren owned 20,000 shares of OPTi's common stock.  Defendant Marren is properly named as a defendant and sued herein under Section 709(b) as a person who was elected a director at the Annual Meeting or whose purported election as a director at the Annual Meeting is questioned herein.

5.           Defendant KAPIL K. NANDA ("Nanda") is and at all relevant times was an individual residing, on information and belief, in the County of Santa Clara.  At all times from 1996 until the Annual Meeting, defendant Nanda was a director of OPTi.  As of the record date for the Annual Meeting, defendant Nanda owned 8,000 shares of OPTi's common stock.  Defendant Nanda is properly named as a defendant and sued herein under Section 709(b) as a person who was elected a director at the Annual Meeting or whose purported election as a director at the Annual Meeting is questioned herein.

6.           Defendant WILLIAM H. WELLING ("Welling") is, and at all times from 1998 until the Annual Meeting was, a director of OPTi.  As of the record date for the Annual Meeting, defendant Welling owned 21,333 shares of OPTi's common stock.  Defendant Welling is properly named as a defendant and sued herein under Section 709(b) as a person who was elected a director at the Annual Meeting or whose purported election as a director at the Annual Meeting is questioned herein.

7.           Defendant STEPHEN F. DIAMOND ("Diamond") is, and at all times from 2003 until the Annual Meeting was, a director of OPTi.  As of the record date for the Annual Meeting, defendant Diamond owned no shares of OPTi's common stock.  Diamond is properly named as a defendant and sued herein under Section 709(b) as a person whose purported election as a director at the Annual Meeting is questioned herein.

8.           Defendants Marren, Nanda, Welling and Diamond are hereinafter collectively referred to as the "Incumbent Directors."

GENERAL ALLEGATIONS

9.           The Annual Meeting was held in part for the purpose of electing four directors to serve on OPTi's four-member board until the next annual meeting.  The four Incumbent Directors, all long-time members of OPTi's board, were nominated by management for re-election to the four available board seats at the Annual Meeting.  In order to entrench the four Incumbent Directors in sole control of the board, OPTi announced before the Annual Meeting that no board candidates, other than the four Incumbent Directors nominated by management, would be considered for election at the Annual Meeting.

10.           Prior to the Annual Meeting, SMC informed OPTi and the Incumbent Directors that a fifth candidate for the board would be nominated at the meeting and votes cumulated in his favor, in order to secure that candidate's election to one of the four available board seats.  In anticipation of the attempt by SMC to secure the election of a new director to the board in place of one of the incumbents, and in response to SMC's request for the appointment of an impartial inspector of election, OPTi and the Incumbent Directors appointed OPTi's Chief Financial Officer and Secretary, Michael Mazzoni, a long-time officer of the company, to serve as the sole inspector of election under Corporations Code § 707.

11.           Randolph Baron is, and at all times mentioned herein was, an agent and employee of SMC.  On or about May 19, 2011, SMC, SM Investors, L.P., SM Investors II, L.P., SM L/S L.P., GAMCO Investors Inc., and S. Muoio & Co. LLC Profit Sharing Plan appointed Mr. Baron as their proxy and attorney-in-fact to represent them at the Annual Meeting and at any adjournments or postponements thereof, and to vote all of their shares of common stock at any matter to come before the meeting, including but not limited to the election of directors.

12.           Mr. Baron attended the Annual Meeting on May 23, 2011 representing the beneficial owners of and holding proxies to vote the 3,290,105 shares of OPTi's common stock, representing over 28% of the common shares entitled to vote, at the Annual Meeting.

13.           Plaintiff is informed and believes and thereon alleges that at the Annual Meeting, a total of 10,438,580 shares of common stock, including the 3,290,105 shares that Mr. Baron was authorized to vote by proxy, were represented in person or by proxy, constituting a quorum.  As the holder of proxies for over one quarter of the shares of common stock represented and entitled to vote for the election of directors, Mr. Baron held sufficient voting power under California's statutory cumulative voting procedures to nominate and elect at least one person to OPTi's four-member board without the support of any other shareholder votes.

14.           At the Annual Meeting, before voting commenced, Mr. Baron placed in nomination for election as a director the name of Robert H. Edelman, announced and gave notice of his intention to cumulate the votes for which he held proxies, and demanded that the election of directors be by written ballot.

15.           To prevent the election of Mr. Baron's nominee to the board by cumulative voting, the inspector of election, acting at the behest of OPTi management and the Incumbent Directors, ruled the nomination of Mr. Edelman not be recognized.  Plaintiff is informed and believes and thereon alleges that the inspector of election, in so acting, was enforcing a management policy prohibiting direct shareholder nominations of candidates for election to the board of directors at shareholder meetings.

16.           Notwithstanding that the nomination of Mr. Edelman was not recognized, Mr. Baron submitted a written ballot at the Annual Meeting cumulating votes for the millions of shares for which he held proxies and casting them in favor of Mr. Edelman.  Specifically, Mr. Baron cast 13,160,420 votes for Mr. Edelman (i.e., 3,290,105 shares multiplied by four directors to be elected).  OPTi and the inspector of election refused to recognize and count the votes cast by Mr. Baron for Mr. Edelman, although they did recognize and count the votes cast by Mr. Baron on the second matter—the ratification of the appointment of auditors—voted upon at the meeting.

17.           Plaintiff is informed and believes that, of the votes cast by persons other than Mr. Baron, defendant Nanda received 3,829,712 votes, defendant Marren received 3,829,230 votes, defendant Welling received 3,816,730 votes, and defendant Diamond received 3,816,705 votes.

18.            Notwithstanding that Mr. Edelman received far more votes than those received by any of the four Incumbent Directors, the inspector of election, after voting was completed, declared the four Incumbent Directors elected.

19.           The Incumbent Directors thereby explicitly prevented OPTi's shareholders and other persons entitled to vote, from voting for and electing at the Annual Meeting any candidate other than the Incumbent Directors themselves.

FIRST CAUSE OF ACTION

(Determination of Validity of Election under Corporations Code § 709)

20.           Plaintiff hereby realleges and incorporates by reference as though set forth in full Paragraphs 1 through 19, above, inclusive.

21.           California Corporations Code § 709 provides in relevant part:

(a)           Upon the filing of an action therefor by any shareholder or by any person who claims to have been denied the right to vote, the superior court of the proper county shall try and determine the validity of any election or appointment of any director of any domestic corporation . . . . [emphasis added]

(b)           Upon the filing of the complaint and before any further proceedings are had, the court shall enter an order fixing a date for the hearing, which shall be within five days unless for good cause shown a later date is fixed, and requiring notice of the date for the hearing and a copy of the complaint to be served upon the corporation and upon the person whose purported election or appointment is questioned and upon any person (other than the plaintiff) whom the plaintiff alleges to have been elected or appointed, in the manner in which a summons is required to be served, of, of the court so directs, by registered mail; and the court may make such further requirements as to notice as appear to be proper under the circumstances.

(c)           The Court may determine the person entitled to the office of director or may order a new election to be held or appointment to be made, may determine . . . the right of persons to vote and may direct such other relief as may be just and proper.  [emphasis added]

22.           The California Supreme Court has described the basic rights of shareholders to nominate and vote in an election of corporate directors in relevant part as follows:

At shareholders' meetings each shareholder is entitled to offer proposals to be voted on and to vote on proposals presented by management, and to nominate directors and to vote on the slate of directors nominated by management.  Unless otherwise provided in the articles of incorporation, on each matter submitted to a vote every shareholder of record is entitled to cast one vote for each share owned.  Upon notice given by any shareholder, all shareholders are entitled to engage in cumulative voting for all nominated candidates for directors.  A shareholder has the right to vote by proxy . . . . [emphasis added, citations omitted]

Stephenson v. Drever (1997) 16 Cal.4th 1167, 1176.

23.           Section 708 of the Corporations Code provides for cumulative voting.  Section 708(a) grants every shareholder of a California corporation complying with the requirements of Section 708(b) the right to cumulate votes as follows:

[E]very shareholder complying with subdivision (b) [of Section 708] and entitled to vote at any election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit.

24.           Section 708(b) of the Corporations Code in turn provides as follows:

No shareholder shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes that the shareholder is normally entitled to cast) unless the candidate or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate the shareholder's votes.  If any one shareholder has given that notice, all shareholders may cumulate their votes for candidates in nomination.

25.           In strict compliance with Section 708(b), prior to the voting, Mr. Baron, as was his right, placed the name of Mr. Edelman in nomination for election as a director, and gave notice of his intention to cumulate the votes for which he held proxies.

26.           In accordance with Section 708(e), Mr. Baron also demanded, before the voting began, that the election of directors be conducted by written ballot.  As previously alleged, Mr. Baron then submitted a written ballot, cumulating votes for all of the 3,290,105 shares for which he held proxies, and voting them in favor of Mr. Edelman—a total of 13,160,420 votes, far more votes than were cast for any other candidate.

27.           Under Section 708(c) of the Corporations Code, "the candidates [for director] receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, are elected . . . ."  As the candidate receiving the highest number of affirmative votes, Mr. Edelman was, and is, entitled to election to the board under Section 708(c).

28.           The conduct of OPTi and the inspector of election in refusing to recognize the nomination of Mr. Edelman, in refusing to count the votes cumulated and cast by Mr. Baron in favor of Mr. Edelman, and in refusing to recognize the election of Mr. Edelman as a director at the Annual Meeting, was wrongful and illegal.

29.           The Incumbent Directors' use of their control of the corporation deliberately to prevent shareholders from exercising their rights to nominate, vote for, and elect Mr. Edelman, and to appoint an inspector who was not impartial, for the transparent purpose of insulating one incumbent from defeat at the Annual Meeting, was a breach of their statutory and fiduciary duties to shareholders.

30.           Plaintiff is accordingly entitled to a decree under Section 709(a) and Section 709(c) determining that Mr. Edelman was wrongfully deprived of election to the board at the Annual Meeting, and that he was duly elected and is entitled to the office of director, determining that the three Incumbent Directors who received the most votes be recognized as entitled to the office of director, and that the Incumbent Director who received the fewest votes was not elected and is not entitled to the office of director.

31.           Plaintiff further requests pursuant to Section 709(c) that the Court that determine that the inspector of election at the Annual Meeting did not perform his duties impartially and in good faith, with fairness to all shareholders, as required by Section 707(c) of the Corporations Code, and that the Court prohibit OPTi from appointing as inspector of election at any future election, any person who is a shareholder, officer, director or employee of OPTi or who otherwise is not impartial.

32.           Alternatively, Plaintiff seeks an order, as authorized by Section 709(c), that a new election be held, at which Plaintiff and any other shareholders or persons having the right to vote may, prior to the voting, place in nomination the names of any persons as candidates for election to the board, announce the intention to cumulate votes, vote by written ballot, and cast their votes cumulatively without interference.  Plaintiff further requests that any order for a new election include the appointment of an impartial inspector of election designated by the Court.

WHEREFORE, Plaintiff prays for relief as set forth below.

SECOND CAUSE OF ACTION

(Ancillary Injunctive Relief under Corporations Code § 709)

33.           Plaintiff hereby realleges and incorporates by reference as though set forth in full Paragraphs 1 through 32, above, inclusive.

34.           Unless the wrongful conduct of OPTi and the Incumbent Directors described above in preventing shareholder nominations to be made at, and votes in favor of shareholder nominees cumulated and counted, at OPTi shareholder meetings, is enjoined and restrained by order of this Court, such conduct will cause great and irreparable injury to Plaintiff, in that Plaintiff will lose the ability legitimately to exercise its shareholder rights and to influence the board of directors through the election of its chosen board candidate, and the value of the shares owned or represented by Plaintiff may be adversely affected.

35.           Plaintiff has no adequate remedy at law for the injuries currently being suffered, since unless enjoined and restrained from refusing to accept nominations for the office of director at shareholder meetings, OPTi and the Incumbent Directors may repeatedly and with impunity violate and frustrate the exercise of its shareholder rights at future meetings.

36.           Plaintiff is therefore entitled to, and under Section 709(c) the Court is authorized to grant, a temporary restraining order and preliminary and permanent injunction enjoining and prohibiting OPTi, the Incumbent Directors, and their agents, servants and employees, and all persons acting under, in concert with, or for them, from:

(1) refusing to recognize the election of Mr. Edelman to the board of directors and from interfering with his exercise of the office of director, including but not limited to, holding meetings of the board of directors or taking board action without the notice required to be given to Mr. Edelman as a director, or otherwise refusing to provide him with such compensation and emoluments to which directors are entitled;

(2) interfering with the rights of Plaintiff or any other shareholder or person having the right to vote, to place the names of any persons in nomination for election to the board of directors at any future shareholders' meeting before the commencement of voting, and to cumulate and cast their votes for the election of such nominees;

(3) permitting any person not duly elected at the Annual Meeting and entitled to the office of director to serve as a member of OPTi's board of directors unless and until such person is hereafter duly elected or appointed to the board; and

(4) compensating or providing any other emolument of office from and after the Annual Meeting, to any Incumbent Director not determined by this Court to have been entitled to election as a director.

WHEREFORE, Plaintiff prays for judgment as follows:

1.           That the election of directors held at the Annual Meeting on May 23, 2011 as announced by OPTi be determined invalid in so far as OPTi improperly and unlawfully failed to recognize the nomination of Robert H. Edelman for election as a director and improperly and unlawfully failed to count the votes cumulated and cast by Mr. Baron in favor of Mr. Edelman;

2.           That Robert H. Edelman be determined to have been elected a director at the Annual Meeting and entitled to the office of director;

3.           That the Court determine that the inspector of election at the Annual Meeting did not perform his duties impartially and in good faith, with fairness to all shareholders, and that OPTi be prohibited from appointing as inspector of election at any future election, any person who is a shareholder, officer, director or employee of OPTi or who otherwise is not impartial;

4.           That the three Incumbent Directors receiving the most votes be determined to have been elected directors at the Annual Meeting and that each is entitled to the office of director;

5.           That the Incumbent Director who received the fewest votes be determined not to have been elected a director and that he is not entitled to the office of director

6.           Alternatively, Plaintiff seeks an order that a new election be held, at which Plaintiff and any other shareholders and persons having the right to vote may, prior to the voting, place in nomination the names of any persons as candidates for election to the board, announce the intention to cumulate votes, to demand election by written ballot, and to cast their votes cumulatively without interference, which election shall be conducted by an impartial inspector of election designated by the Court;

7.           For a temporary restraining order and a preliminary and permanent injunction enjoining and prohibiting OPTi, the Incumbent Directors, and their agents, servants and employees, and all persons acting under, in concert with, or for them from:

(1) refusing to recognize the election of Mr. Edelman to the board of directors and from interfering with his exercise of the office of director, including but not limited to, holding meetings of the board of directors or taking board action without the notice required to be given to Mr. Edelman as a director, or otherwise refusing to provide him with such compensation and emoluments to which directors are entitled;

(2) interfering with the rights of Plaintiff or any other shareholder or person having the right to vote, to place the names of any persons in nomination for election to the board of directors at any future shareholders' meeting before the commencement of voting, and to cumulate and cast their votes for the election of such nominees;

(3) permitting any person not duly elected at the Annual Meeting and entitled to the office of director to serve as a member of OPTi's board of directors unless and until that person is hereafter duly elected or appointed to the board;

(4) compensating or providing any other emolument of office from and after the Annual Meeting, to any person not determined by this Court to have been entitled to election as a director.

8.           For costs of suit incurred herein; and

9.           For such other and further relief as the Court may deem just and proper.

Dated: June ___, 2011	ALLEN MATKINS LECK GAMBLE
MALLORY & NATSIS LLP

By:
HENRY LERNER
Attorneys for Plaintiff
S. MUOIO & CO. LLC

SK 01834 0003 1203040